SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Disposal

30 January 2012

AVIVA ANNOUNCES SALE OF CZECH REPUBLIC, HUNGARY AND ROMANIA BUSINESSES

Aviva today announces the sale of Aviva Czech Life, Aviva Hungary Life and Aviva Romania Life & Pensions ("the businesses") to MetLife, Inc. This transaction is consistent with Aviva's strategy to focus on markets where it has strength and scale.

The transaction, which is subject to regulatory approvals in each jurisdiction, is expected to be completed during 2012. As at 30 June 2011, the combined net assets of the businesses were approximately €57 million.

Andrew Moss, group chief executive of Aviva, said:

"We are pleased to have agreed the sale of our businesses in Czech Republic, Hungary and Romania to MetLife. This transaction is another step to further focus the group on our priority markets."

-ends-

Enquiries:

Media
Andrew Reid                                                                           +44 (0)20 7662 3131
Jon Bunn                                                                                 +44 (0)20 7662 3101

Analysts
Charles Barrows                                                                     +44 (0)20 7662 8115
David Elliot                                                                              +44 (0)20 7662 8048

NOTES TO EDITORS:

Focusing on priority markets

• In addition to announcing the sale of its businesses in Czech Republic, Hungary and Romania:

- Aviva ended its United Arab Emirates partnership with National General Insurance Company (NGI) by mutual agreement in December 2011
- The sale of Aviva Investors' Australian business was completed in October 2011
- The sale of RAC for £1.0 billion was completed in September 2011
- Delta Lloyd announced the sale of its German business in September 2011
- Aviva reduced its holding in Delta Lloyd to 43% in April 2011

About Aviva

• Aviva is the world's sixth largest* insurance group, serving 44.5 million customers across Europe, North America and Asia Pacific

•     Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £47.1 billion and funds under management of £402 billion at 31 December 2010

• We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

• The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

*based on gross worldwide premiums at 31 December 2010

About Aviva in Europe

•     Aviva provides life, general and health insurance products to more than 32 million customers. Customers are served through a multi-channel distribution network, including banks, insurance intermediaries, corporate partners, agents, direct sales force, telephone and the internet.

• Aviva is a clear leader in bancassurance in Europe and the UK, with 62 banking agreements.

•     Our chosen presence in Europe combines large, developed economies of the UK, France, Spain, Ireland, Italy, and Poland with the emerging markets of Turkey and Russia, providing strength and scale in some of the largest and most attractive insurance markets in the world.

• Aviva Czech Life is the 13th largest life insurer in the Czech market as at 31 December 2010 according to the Czech Insurance Association.

• Aviva Hungary Life is the 8th largest life insurance business in Hungary, measured by gross written premiums as at 30 September 2010.

•     Aviva Romania Life is the 7th largest life insurer in Romania, measured by gross written premiums as at 30 September 2011. Aviva Romania Pensions is the 4th largest for mandatory pensions and 6th largest for voluntary pensions in Romania, measured by the number of participants as at 30 November 2011.

About MetLife

• MetLife, Inc. is a leading global provider of insurance, annuities and employee benefit programs, serving 90 million customers in over 50 countries.

•    Through its subsidiaries and affiliates, MetLife holds leading market positions in the United States, Japan, Latin America, Asia Pacific, Europe and the Middle East.  For more information, visit www.metlife.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 January, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary